9 August 2002
Number: 50/02

BHP BILLITON CONFIRMS CHINA LIQUEFIED NATURAL GAS DEAL

BHP Billiton advises that it has received official confirmation of the selection of the North West Shelf Venture (NWS) as the preferred gas supplier to the first phase of the Guangdong LNG Terminal in China.

The notification was received from the Guangdong LNG Terminal and Trunkline Project Joint Executive Office by means of a facsimile dated 8th August. The communication to Arthur Dixon, President of ALNG
(Australia LNG) was signed by Zhao Xiuguang, Director, Joint
Executive Office, Guangdong LNG Terminal and Trunkline Project.

BHP Billiton has a 16.67% equity interest in the NWS


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